No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 15, 2018, resolved to convene the Company’s 94th ordinary general meeting of shareholders as follows.

Exhibit 2:

Honda Motor Co., Ltd. (“the Company”) hereby announces that it has decided to transfer all of its shares in Honda Automobile (China) Co., Ltd. (“CHAC”), a consolidated subsidiary of the Company, to Guangqi Honda Automobile Co., Ltd. (“GHAC”), and that it has executed a share transfer agreement with GHAC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 17, 2018

[Translation]

May 15, 2018

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning 94th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 15, 2018, resolved to convene the Company’s 94th ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 14, 2018

(Reception desk is expected to open at 9:00 a.m.)

2.	Place

Grand Nikko Tokyo Daiba

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1. Report on the Business Report, consolidated financial statements and unconsolidated financial statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018); and

2. Report on the results of the audit of the consolidated financial statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018) by the independent auditors and the Audit and Supervisory Committee.

Matters to be resolved:

First Item:

Election of Nine (9) Directors (Excluding Directors who are Audit and Supervisory Committee Members)

Second Item:

Determination of Amounts and Other Details of Stock-Based Remuneration for Directors, etc.

[Translation]

May 17, 2018

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Regarding Change in Specified Subsidiary

Honda Motor Co., Ltd. (“the Company”) hereby announces that it has decided to transfer all of its shares in Honda Automobile (China) Co., Ltd. (“CHAC”), a consolidated subsidiary of the Company, to Guangqi Honda Automobile Co., Ltd. (“GHAC”), and that it has executed a share transfer agreement with GHAC.

1.	Reason for change

In order to implement reorganization of its automobile business in China and improve business operational efficiency, the Company decided to transfer its shares in CHAC, which is a specified subsidiary of the Company, to GHAC.

2.	Outline of specified subsidiary

(1)	Company name	Honda Automobile (China) Co., Ltd. (CHAC)
(2)	Registered office	No. 363, Kai Chuang Da Dao, East Section Guangzhou Economic & Technological Development District Guangzhou Guangdong People’s Republic of China
(3)	Name of representative	Yasuhide Mizuno, Chairman
(4)	Description of business	Automobile business (production)
(5)	Capital	US$ 82 million
(6)	Date of establishment	September 8, 2003
(7)	Major shareholders and ownership percentage	Honda Motor Co., Ltd. Guangzhou Auto Group Co., Ltd. Honda Motor (China) Investment Co., Ltd. (“HMCI”) Dongfeng Motor Group Co., Ltd.		55.0% 25.0% 10.0% 10.0%
(8)	The company’s relationship with CHAC	Capital relationship	CHAC is a consolidated subsidiary of the Company in which the Company has a 55.0% equity interest and HMCI, a wholly-owned subsidiary of the Company, has a 10.0% equity interest
		Personnel relationship	Three personnel from the Company and HMCI have served as Board members at CHAC
		Business relationship	CHAC manufactures products of the Company
(9)	Operating results and financial conditions for the most recent 3 years (unit: 1,000 CNY)

	Fiscal Year	FY ended March 2015	FY ended March 2016	FY ended March 2017
	Total equity	766,651	803,754	527,786
	Total assets	1,796,135	1,538,527	1,548,477
	Sales revenue	5,023,082	3,231,293	2,943,618
	Operating profit (loss)	172,288	44,176	(233,682)
	Profit (loss) before taxes	203,395	70,615	(214,811)
	Profit (loss) for the year	164,639	45,738	(208,243)

3.	Outline of counterparty to share transfer

(1)	Company name	Guangqi Honda Automobile Co., Ltd. (GHAC)
(2)	Registered office	No.1, Guangben Road, Huangpu, Guangzhou, People’s Republic of China
(3)	Name of representative	Li Shao, Chairman
(4)	Description of business	Automobile business (production and sales)
(5)	Capital	US$ 541 million
(6)	Date of establishment	May 13, 1998
(7)	Total equity	8,205,141,000 CNY (March 31, 2017)
(8)	Total assets	28,522,373,000 CNY (March 31, 2017)
(9)	Major shareholders and ownership percentage	Guangzhou Auto Group Co., Ltd. Honda Motor Co., Ltd. Honda Motor (China) Investment Co., Ltd.	50.0% 40.0% 10.0%
(10)	The Company’s relationship with GHAC	Capital relationship	GHAC is an equity-method affiliate of the Company in which the Company has a 40.0% equity interest and HMCI, a wholly-owned subsidiary of the Company, has a 10.0% equity interest
		Personnel relationship	Four personnel from the Company and HMCI have served as Board members at GHAC
		Business relationship	GHAC manufactures and sells products of the Company
		Status as related party	GHAC is an equity-method affiliate of the Company and is thus a related party of the Company
4. Number of shares to be transferred, transfer price, and pre- and post-transfer shareholding status
(1)	Number of shares held before transfer	53,300,000 shares (of which 8,200,000 shares owned indirectly) (voting rights ownership ratio: 65.0%)
(2)	Number of shares to be transferred	53,300,000 shares
(3)	Transfer price	602,141,150 CNY
(4)	Number of shares held after transfer	0 shares (voting rights ownership ratio: 0%)

5.	Schedule

(1)	Date of execution of share transfer agreement	May 16, 2018
(2)	Date of share transfer	August 2018 (planned) Note: Subject to approval by authorities in China (Beijing)

6.	Future outlook

As a result of the share transfer, CHAC will be excluded from consolidated subsidiaries of the Company. The impact on the consolidated results of the Company due to this transaction is expected to be minor.

Reference:

The most recent exchange rate for USD and CNY as of May 16, 2018 were as follows:

1USD=110JPY / 1CNY=17JPY

—End—